Exhibit 4.18
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Capital Stock
The following description of the capital stock of Realogy Holdings Corp. (the “Company”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and the Company’s Amended and Restated By-Laws (the “By-Laws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part. See the Certificate of Incorporation, the By-Laws and the applicable provisions of the Delaware General Corporation Law for additional information.
Authorized Shares
Pursuant to the Company’s Certificate of Incorporation, the Company’s capital stock consists of 450,000,000 authorized shares, of which 400,000,000 shares, par value $0.01 per share, are designated as “common stock,” and 50,000,000 shares, par value $0.01 per share, are designated as “preferred stock.” No shares of preferred stock are outstanding. All outstanding shares of the Company’s common stock are fully paid and non-assessable.
Common Stock
Voting Rights. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Except as required by the Certificate of Incorporation, Bylaws or the rules or regulations of any stock exchange applicable to the Company, or as otherwise provided by law or pursuant to any regulation applicable to the Company or its securities, matters will generally be decided by a majority of votes cast.
Dividend Rights. Subject to the rights of the holders of preferred stock, holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by the Company’s Board of Directors (“Board”) out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any.
Liquidation Rights. Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.
Other Rights and Preferences. The common stock has no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.
Listing. The common stock is traded on the New York Stock Exchange under the trading symbol “RLGY.”
Certain other Provisions of our Certificate of Incorporation or Bylaws. The Certificate of Incorporation and/or By-Laws include the following provisions that may have an effect of delaying, deferring or preventing a change in control of the Company:
Effect of Preferred Stock. The Certificate of Incorporation contains provisions that permit the Board to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the dividend rates and whether such dividends will be cumulative or non-cumulative, the voting conversion or exchange rights of the shares of the series (if any), redemption rights, whether or not the shares of the series will be entitled to the benefit of a retirement or sinking fund, liquidation rights, the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Removal of Directors, Vacancies. Pursuant to the Certificate of Incorporation, stockholders are able to remove directors only by the affirmative vote of the holders of 75% of the voting power entitled to vote for the election of directors. Vacancies on the Board may be filled only by a majority of the Board, although less than a quorum.
No Cumulative Voting. Pursuant to the Certificate of Incorporation, stockholders do not have the right to cumulative votes in the election of directors.
No Stockholder Action by Written Consent; Calling of Special Meetings of Stockholders. Pursuant to the Certificate of Incorporation (i) any action required or permitted to be taken by the Company’s stockholders must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent or consents and (ii) special meetings of the stockholders may be called only by a majority of the Board or the chairman of the Board, and only proposals included in the Company’s notice may be considered at such special meetings.
Advance Notice Requirements for Stockholders Proposals and Director Nominations. The Bylaws establish an advance notice procedure for stockholder proposals, including nominations to the Board, to be brought before an annual meeting of stockholders (but not included in the Company’s proxy statement). Pursuant to the Bylaws, stockholders seeking to bring such business or nominations must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at the Company’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of the Company’s stockholders, a stockholder’s notice to be timely will have to be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to such meeting, the tenth day following the day on which public announcement of the date of such meeting is first made. The Bylaws also specify certain requirements as to the form and content of a stockholder’s notice.
Preferred Stock
Pursuant to the Certificate of Incorporation, shares of preferred stock are issuable from time to time, in one or more series, with the designations of the series, the dividend rates and whether such dividends will be cumulative or non-cumulative, the voting conversion or exchange rights of the shares of the series (if any), redemption rights, whether or not the shares of the series will be entitled to the benefit of a retirement or sinking fund, liquidation rights, the powers, preferences and relative, participation, optional or other special rights (if any), and any qualifications, limitations or restrictions thereof as the Board from time to time may adopt by resolution (and without further stockholder approval), subject to certain limitations. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the stock of the series, which number may be increased or decreased from time to time by the Board. All shares of any one series of preferred stock will be identical.